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SEC Mail Processing Section

MAR 01 2017

Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gallatin Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 MADISON AVENUE, 29TH FLOOR

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANA ADEN 212-891-7993

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN

(Name – *if individual, state last, first, middle name*)

465 SOUTH STREET, SUITE 200	MORRISTOWN	NJ	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Youngblood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GALLATIN CAPITAL, LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Melissa Lugo
Notary Public, State of New York
No. 01LU6256071
Qualified in Queens County
Commission Expires February 21, 2020

GALLATIN CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
DECEMBER 31, 2016

Table of Contents

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gallatin Capital LLC

We have audited the accompanying statement of financial condition of Gallatin Capital LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of Gallatin Capital LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Gallatin Capital LLC, as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

We also have audited the adjustments described in Note 3 that were applied to restate the 2015 financial statements to correct an error. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2015 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 financial statements taken as a whole.

WithumSmith+Brown, PC

February 28, 2017

GALLATIN CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2016

ASSETS:		
Cash	$	903,723
Fees receivable		5,395,588
Marketable securities, at fair value		6,493
Property and equipment, net of accumulated depreciation		21,084
Security deposit		125,541
Other assets		21,473
TOTAL ASSETS	$	6,473,902

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Commissions payable	$	2,273,245
Accounts payable and accrued expenses		156,550
Deferred revenue		20,000
Deferred rent payable		33,672
Deferred income tax liability		54,983
TOTAL LIABILITIES		2,538,450
MEMBERS' EQUITY		3,935,452
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	6,473,902

See Accompanying Notes to Financial Statement

GALLATIN CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Gallatin Capital, LLC (the "Company") was formed as a limited liability company in New York on December 4, 2002. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company primarily earns subscription fees from providing capital raising services to hedge funds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and pursuant to the rules and regulations regarding financial reporting of the Securities and Exchange Commission.

Fees Receivable and Allowance for Doubtful Accounts

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2016.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized in accordance with firm policies.

Revenue Recognition

Fee income is derived from retainers and subscription fees related to capital raising capital for hedge funds. The retainers are recognized in accordance with the terms of their respective agreements. The subscription fees are recognized upon a closing of a private placement.

Income Taxes

The Company is a limited liability company that has elected to be taxed as a partnership. The taxable income or loss of the Company is allocated to the members. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax and has accrued such taxes for the year ended December 31, 2016.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes (continued)

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 740-10-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold a measurement attitude for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits at December 31. 2016. At December 31, 2016, the Company had deferred income tax liabilities of $54,983 related to the New York City Unincorporated Business Tax ("UBT"). The deferred tax liability is primarily related to book to tax differences with respect to accounts receivable and commissions payable.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's income tax returns for three years from the date of filing.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Fair Value Measurement (continued)

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of December 31, 2016:

Description of Securities Owned	Level 1	Level 2	Level 3	Total
Common Stock	$ 6,493	$ -	$ -	$ 6,493

There were no transfers between level measurements during the year ended December 31, 2016.

There were no other financial assets or liabilities measured at fair value under ASC 820 as of December 31, 2016.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – RESTATEMENT OF PREVIOUSLY ISSUED AUDITED FINANCIAL STATEMENTS:

The Company has restated its audited financial statements as of December 31, 2015 to correct its accounting for Fees Receivable and related Due to Affiliates. The Company's original accounting for such fees did not always consider all facts and circumstances, and how those facts and circumstances relate to the Company's revenue recognition policies, surrounding certain revenue transactions. This led to an adjustment to members' equity as of December 31, 2015 by $325,040 to correct its accounting for Fees receivable and the related Commissions payable.

NOTE 4 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $713,734, which was $551,170 in excess of its required net capital of $162,564. The Company's ratio of aggregate indebtedness to net capital was 3.42 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2016, the amount in excess of insured limits was $653,724.

Revenue
During the year ended December 31, 2016, approximately 80% of the Company's revenue was from five customers.

Fees receivable
As of the year ended December 31, 2016, approximately 81% of the Company's fees receivable balance was from four customers.

NOTE 6 – PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of December 31, 2016:

Furniture and fixtures	$	151,034
Office equipment		25,835
Computer software		8,390
		185,259
Less: Accumulated depreciation		164,175
	$	21,084

Depreciation expense for the year ended December 31, 2016 was $18,349.

The estimated useful life of furniture and fixtures is 7 years and the estimated useful lives of office equipment and computer software were 5 years.

NOTE 7 – COMMITMENTS:

Operating Lease

The Company has a lease for office space in New York City which expires on June 30, 2023. The lease is secured by a $124,783 letter of credit, held by the landlord, which is included in security deposit. At December 31, 2016, future minimum annual lease payments (gross of sublease income) are as follows:

	Rent payments
2017	$ 499,133
2018	499,133
2019	499,133
2020	499,133
2021	499,133
Thereafter	748,700
	$ 3,244,365

Rent expense for the year ended December 31, 2016 was $274,426.

NOTE 8 – MEMBERS' EQUITY:

Members' equity consists of 1,000 authorized Class A Units, 1,000 authorized Class B Units and 1,000 authorized Class C Units.

In accordance with the Company's operating agreement, each Class A and Class B unit shall have the same rights, priorities and preferences; except that each issued and outstanding Class A Unit entitles the holder to full voting power, the right to participate in any meetings vote of Members, or to have notice of such meetings. As of December 31, 2016, there were 200 Class A Units and 0 Class B Units, issued and outstanding.

In accordance with the Company's operating agreement each Class C Unit will not (i) have any right to participate in the management of the Company; (ii) any voting power, to any right to participate in any meeting or vote of Members or to have notice of such meetings; (iii) any allocations of Profit or Loss; (iv) any distributions of cash, other than distributions in kind made pursuant to the Company's operating agreement (in which case such distribution will be made as if the Class C holder held a Percentage interest of 17%); (v) subscribe to purchase any equity interests of the Company; or (vi) transfer his or her Class C Units or Interest or receive any value thereof upon a sale of outstanding Units of the Company or upon the sale, dissolution or the liquidation of the Company. As of December 31, 2016, there were 41 Class C Units issued and outstanding.

NOTE 9 – INCOME TAXES:

As of December 31, 2016, no provision for federal and state income taxes has been recorded because the Company is a limited liability company and files its tax return as a partnership. Accordingly, the members report their share of the Company's income or loss on their income tax returns. Total income tax benefit of $36,593 for the year ended December 31, 2016, results from the New York City "UBT".

As of December 31, 2016, the Company had a deferred income tax liability of $54,983 related to the New York City Unincorporated Business Tax ("UBT"). The deferred tax liability is primarily related to book to tax differences with respect to accounts receivable and commissions payable. The Company's effective UBT rate for the period ended December 31, 2016 differs from the statutory rate of 4% due to the treatment of fees receivable, deferred revenue, prepaid expenses, deferred rent, accrued expenses and accounts payable.

There are no material net operating loss carryforwards related to UBT as of December 31, 2016.

Note 10 - 401K RETIREMENT PLAN

The Company maintains a contributory 401(k) Plan (the"401(k) Plan"). The 401(k) Plan is for the benefit of all eligible employees who may make voluntary contributions to the 401(k) Plan which cannot exceed $18,000 under age 50 and $24,000 over age 50 for the year ended December 31, 2016. The Employer makes contributions equal to 3% of all eligible employees' total compensation. Contributions are subject to certain limitations.

NOTE 11 - SUBSEQUENT EVENTS:

Subsequent to the Company's year end of December 31, 2016, and through the date of the audit opinion, the Company made equity distributions to its members of $1,322,926.

GALLATIN CAPITAL, LLC

Statement of Financial Condition

With

Report of Independent Registered Public Accounting Firm

For December 31, 2016

PUBLIC